RECEIVED
2005 FEB -8 A 10:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



HAECO

Our Ref.: CSA/CPA12/24

28th January 2005

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Financ
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA


05005644

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Secretary

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Encl.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/AW/sn
P:\sn\haeco\24\ltr_2005

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department

The Standard Friday, January 28, 2005


HAECO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Extension of Master Franchise

HAECO has entered into agreements with the Airport Authority pursuant to which HAECO will build a second hangar at the Airport and is granted an extension of the Master Franchise so that it expires on 5th July, 2031 instead of 5th July 2018.

Under the Master Franchise, HAECO has the right to provide comprehensive aircraft maintenance at the Airport.

On 20th January 2005, HAECO entered into agreements with the Airport Authority to build a second hangar and a cargo apron line maintenance office at the Airport, subject to the approval by the Director of Lands of the change in the use of the land. As part of the agreements, the Airport Authority has agreed to extend the Master Franchise so that it expires on 5th July, 2031 instead of 5th July 2018.

The investment in the new facilities is budgeted at HK$320 million and HAECO plans to recruit and train more than 450 new staff over the next three to five years for the increased capacity.

This announcement is made pursuant to paragraph 13.09 of the Listing Rules of the Hong Kong Stock Exchange Limited.

Directors
As at the date of this announcement, the Directors of HAECO are:
Executive: D.M. Turnbull, P.K. Chan, M.A. Bowles, M. Hayman, J.C.G. Bremridge
Non-Executive: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive: R.E. Adams, J.S. Dickson Leach, L.K.K. Leong

Definitions

"Airport Authority" A body corporate existing by virtue of the Airport Authority Ordinance (Cap. 483).

"Airport" Hong Kong International Airport at Chek Lap Kok.

"HAECO" Hong Kong Aircraft Engineering Company Limited, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.

"Master Franchise" A franchise agreement dated 30th October 1996 between HAECO and the Airport Authority for the provision of aircraft maintenance services at the Airport, originally to expire on 5th July 2018.

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
Margaret Yu
Company Secretary
Hong Kong, 27th January 2005


SWIRE